Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Third Amended and Restated 2016 Share Option and Incentive Plan and the Fourth Amended and Restated 2018 Employee Share Purchase Plan of BeiGene, Ltd. of our report dated February 28, 2022 (except for the effects on the consolidated financial statements of the correction of an error, as to which the date is February 27, 2023), with respect to the consolidated financial statements of BeiGene, Ltd. for the year ended December 31, 2021, included in its Annual Report (Form 10-K) for the year ended December 31, 2023 filed with the Securities and Exchange Commission.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

June 5, 2024